Exhibit 3.1(ii)

Article II - Directors

Section 2.01. Qualifications and Number Vacancies. A Director need not be a shareholder, a citizen of the United States, or a resident of the State of Delaware. The number of Directors constituting the entire Board is hereby fixed at seven (7) Directors of which group up to two (2) Directors may be internal Directors. The number of Directors may be changed by resolution of the Board of Directors adopted by the same vote that is necessary under Article VII hereof to amend these by-laws.

     The Directors shall be chosen from among the seven (7) nominees receiving the greatest plurality of votes from shareholders at the annual meeting of shareholders.

     The number of Directors may be increased or decreased by amendment of these by-laws duly adopted by either the shareholders or a vote of the majority of the entire Board of Directors, provided that the number of Directors constituting the entire Board shall not be less than three. No decrease shall shorten the term of any incumbent Director. Any Director may be removed for cause by the shareholders.

     Vacancies and newly created directorships resulting from any increase in the authorized number of Directors may be filled by a majority of the Directors then in office, though less than a quorum, or by a sole remaining Director.